Via Facsimile and U.S. Mail
Mail Stop 4720

June 9, 2009

Keith A. Jensen
Senior Vice President (principal financial and accounting officer)
American Financial Group, Inc.
One East Fourth Street
Cincinnati, Ohio 45202

>   **Re: American Financial Group, Inc.**
>   **Form 10-K for the Year Ended December 31, 2008**
>   **Filed on February 27, 2009**
>   **Definitive Proxy Statement filed March 27, 2009**
>   **Filed on March 27, 2009**
>   **File No. 001-13653**

Dear Mr. Jensen:

        We have reviewed your April 28, 2009 response to our April 14, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the year ended December 31, 2008 filed February 27, 2009

Item 1A Risk Factors, page 15

1.   We note your response to comment one. Please provide us with draft disclosure that you intend to provide in your next 10-K. The disclosure should quantify your unrealized losses, disclose the possibility that your ability or intent to hold the securities until they recover in value may change and if it does you would recognize the losses at that time.

Item 3. Legal Proceedings, page 21

2.   We note your response to our prior comment two; however, we reissue the comment. Please provide draft disclosure for your 2009 10-K which provides all

information required by Item 103 of Regulation S-K with regard to those material asbestos, environmental and other substances and workplace hazards proceedings discussed in this section, including the following information: the name of the court or agency in which the proceedings are pending; the date instituted; the principal parties thereto; a description of the factual basis alleged to underlie the proceeding; and the relief sought. Include similar information as to any such proceedings known to be contemplated by governmental authorities. Also, please provide risk factor disclosure specifically describing the risks and potential consequences of these proceedings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Investments, page 28

3.   Please refer to your response to our prior comment number five. As previously requested, please revise your disclosure to quantify and discuss the impact that reasonably likely changes in the key inputs used in the valuation methodologies to estimate fair value would have on the financial statements at December 31, 2008. The current disclosure appears to present a "hypothetical" scenario.

4.   Please refer to your response to our prior comment number six. As previously requested, please revise your disclosure for the securities in your investment portfolio that are guaranteed by third parties to include the credit rating with and without the guarantee, preferably in tabular format. It is not sufficient to state that the credit was enhanced for certain securities. Further, please elaborate on your process of determining the average rating.

Notes to Consolidated Financial Statements, page F-6

E. Investments, page F-15

5.   Please refer to your response to our prior comment number seven. Please revise your proposed disclosure to separately discuss your significant concentration in unrealized losses for twelve months or more that related to mortgage-backed securities and provide a more detailed analysis of why you believe there was no other-than temporary impairment. Specifically elaborate on why the factor you considered relating to the length of time and the extent to which fair value has been below cost did not lead you to believe that an other than temporary impairment existed. Similarly provide a breakdown for the significant components of "Other Corporate". Refer to Appendix A in FSP FAS 115-1/124-1. Lastly, consider quantifying the number of securities in each category presented in your table on page F-15 and the severity of the impairment,

separately disclosing any individually significant unrealized losses. Refer to paragraph 17b of FSP FAS 115-1/124-1.

*   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

You may contact Tabatha Akins, Staff Accountant (202) 551-3658 or Mary Mast, Senior Staff Accountant at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Laura Crotty, Attorney at (202) 551-3563 or Suzanne Hayes, Legal Branch Chief at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant